SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2010
_______________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated September 1, 2010 regarding Corporate Bonds Deregistration and Delisting

Item 1

Telefónica de Argentina S.A.

Buenos Aires, September 1st, 2010

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Corporate Bonds Deregistration and Delisting.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the deregistration from the Securities & Exchange Commission and the delisting from the New York Stock Exchange of the Company’s corporate bonds at 8.850% due in August, 2011.

In this regard and further to our previous note on this matter dated August 13th, 2010, please be advised that today is the last day such bonds are quoted in the New York Stock Exchange.

Yours sincerely,

/s/ Pablo Luis Llauró

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	September 1, 2010	By:	/s/ Mariano Javier Rodríguez
			Name:	Mariano Javier Rodríguez
			Title:	Assistant General Counsel